

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 9, 2008

<u>Via Facsimile</u>

T. Keith Blackwell
Chief Executive Officer, Chief Financial Officer and Treasurer
Sungold International Holdings Corp.
300-940 The East Mall
Toronto, Ontario Canada M9B 6J7

      RE: Sungold International Holdings Corp.
              Form 20-F For the Year Ended August 31, 2007
              File Number: 000-30006

Dear Mr. Blackwell:

      We have completed our review of your Form 20-F and related filings, and at this time do not have further comments.

              Sincerely,

              Joseph Foti
              Senior Assistant Chief Accountant